HIVE Digital Technologies Announces Filing and Mailing of Annual General and Special Meeting Materials

  Your vote is important - vote today.

  The Board of Directors unanimously recommends that Shareholders vote FOR the election of directors, appointment of auditors, amended incentive stock option plan, amended restricted share unit plan, and amendment to the shareholder quorum requirements at the annual general and special meeting.

  Shareholder questions or need voting assistance? Please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

San Antonio, Texas--(Newsfile Corp. - January 28, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), announces it has filed its notice of meeting, management information circular (the "Circular") and related documents (collectively, the "Meeting Materials") with securities regulators in connection with its upcoming annual general and special meeting (the "Meeting") of the shareholders ("Shareholders").

The Meeting Materials have also been mailed to shareholders and can be accessed online on HIVE's website at hivedigitaltechnologies.com/2026-annual-special-meeting/, under the Company's profile on SEDAR+ profile at www.sedarplus.ca, and EDGAR.

Meeting Details

The Meeting will be held in person on March 5, 2026 at 2nd floor of 1095 West Pender Street, Vancouver, BC, V6E 2M6 on March 5, 2026, at 11:00 a.m. (Pacific Time).

At the Meeting, Shareholders will be asked to vote on the following resolutions:

  The election of directors;

  The appointment of Davidson & Company LLP, Chartered Professional Accountants as auditors;

  The Company's amended incentive stock option plan;

  The Company's amended restricted share unit plan; and

  The amendment of the Company's Articles to change the required quorum at a meeting of Shareholders to two (2) persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 33 1⁄3% of the issued Common Shares entitled to be voted at the meeting.

The HIVE Board unanimously recommends that shareholders vote FOR the election of directors, appointment of auditors, amended incentive stock option plan, amended restricted share unit plan, and the amendment to the shareholder quorum requirements.

Vote Today

The proxy voting deadline is March 3, 2026 at 11:00 a.m. (Pacific time). Shareholders are encouraged to vote well in advance of the proxy voting deadline to ensure your vote is submitted in a timely manner.

Voting is easy. Shareholders may vote online, by telephone or Voting is easy. Shareholders may vote online, by telephone or any other methods provided in the form or proxy or voting instruction which have been included as part of the mailing.

Shareholders of record as of the close of business on January 16, 2026, are eligible to vote at the Meeting.

How to Vote

  Instructions for voting can be found on the form of proxy or voting instruction form.

  Eligible beneficial shareholders may also be contacted by Laurel Hill Advisory Group for telephone voting assistance via Broadridge Financial Solutions Inc. or Mediant Communication Inc.

Shareholder Questions & Voting Assistance

Shareholders with questions or who require voting assistance may contact HIVE's proxy solicitation agent:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Text Message: Text "INFO" to 416-304-0211 or 1-877-452-7184

Email: assistance@laurelhill.com

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-1 and Tier-3 data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/281997